UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PDI, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

69329V100

(CUSIP Number)

Vinita K. Paul

Vice President, General Counsel and Chief Compliance Officer

Heartland Advisors, Inc.

789 N. Water Street

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

October 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69329V100

1.	Name of Reporting Person Heartland Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each reporting Person with	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,821,466 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,127,229 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,127,229 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person IA

CUSIP No. 69329V100

1.	Name of Reporting Person William J. Nasgovitz
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each reporting Person with	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,821,466 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,127,229 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,127,229 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person IN, HC

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed on May 7, 2015 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on July 21, 2015 (the Original Schedule 13D, as so amended, the “Amended Schedule 13D”), and is being filed jointly on behalf of Heartland Advisors, Inc., a Wisconsin corporation (“Heartland”), and William J. Nasgovitz, an individual, (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.01 par value per share (the “Common Stock), of PDI, Inc., a Delaware corporation (the “Company”).

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 2 to Schedule 13D shall have the meaning ascribed to them in the Amended Schedule 13D.

All disclosure for items contained in the Amended Schedule 13D where no new information is provided for such item in this Amendment No. 2 to Schedule 13D is incorporated herein by this reference.

Item 4.

Purpose of Transaction

Item 4 of the Amended Scheduled 13D is hereby deleted and replaced with the following:

Heartland acquired the Common Stock for investment purposes.

As described below in Item 6, Heartland has entered into a voting agreement with respect to the sale of certain assets of the Company and has entered into a Nondisclosure Agreement with the Company.  Subject to Heartland’s obligations under these agreements, Heartland may engage in the future in communications with one or more  officers, directors or other representatives of the Company regarding the Company, including but not limited to, its operations and ways in which the Company can improve corporate governance and maximize stockholder value.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, the Reporting Persons may, subject to applicable legal and contractual obligations, acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Client Accounts and Heartland’s fiduciary duty to such clients.

Except as set forth above and as described in Item 6 hereof, neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.

Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 16,720,037 shares outstanding, which is the total number of shares of Common Stock outstanding as of October 7, 2015, as reported in the Company’s Form S-3, filed with the Securities and Exchange Commission on October 7, 2015.

As of November 5, 2015, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 3,127,229 shares, or approximately 18.7%, of the Company’s Common Stock.  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns greater than 5% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, as of November 5, 2015, none of the other Client Accounts owns more than 5% of the shares of the Company’s Common Stock outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 2,821,466 shares and shared dispositive power with respect to 3,127,229 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 2,821,466 shares of the Company’s Common Stock and shared dispositive power with respect to 3,127,229 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 30, 2015, Heartland entered into a Voting Agreement with Publicis Touchpoint Solutions, Inc. (“Publicis”). On November 2, 2015, the Company announced that it has entered into a definitive asset purchase agreement (the “Purchase Agreement”) under which Publicis will acquire the Company’s commercial services business (the “Asset Sale”).  In connection with the Purchase Agreement, on October 30, 2015, Heartland entered into a voting agreement with Publicis pursuant to which Heartland agreed, among other things, to vote certain of the shares of Common Stock (the “Subject Shares”) in favor of the Asset Sale and any other matter necessary to consummate the Asset Sale at any meeting of stockholders of the Company called for such purpose.  Heartland also agreed to vote the Subject Shares against any alternative acquisition proposals from third parties or other action that is intended or could reasonably be expected to impede the Asset Sale.  The voting agreement restricts Heartland’s right to dispose of the Subject Shares pending the closing of the Asset Sale.  Heartland further agreed not to, and to cause its representatives not to, solicit any alternative acquisition proposals or facilitate any unsolicited acquisition proposals.  The voting agreement terminates upon the earliest of (a) a change or modification in the recommendation of the Board of Directors of the Company that stockholders of the Company approve the Purchase Agreement; (b) the termination of the Purchase Agreement; or (c) the closing of the Asset Sale.

On July 22, 2015, Heartland entered into a Nondisclosure Agreement with the Company regarding a potential sale transaction.  Pursuant to the Nondisclosure Agreement, among other things, Heartland agreed not to (a) disclose confidential information regarding a possible sale transaction to third parties; (b) acquire ownership of any of the assets or business of the Company or any securities issued by the Company; (c) arrange or participate in any financing for the purchase of any securities or assets of the Company; (d) otherwise act, whether alone or in concert with others, to seek to propose to the Company, or to any of its stockholders, any merger, business combination, restructuring, recapitalization or similar transaction to or with the Company or otherwise seek or propose to influence or control the Company’s management or policies; (e) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing.  Heartland’s obligations under the Nondisclosure Agreement will continue until the closing of the Asset Sale or notice that the Company is no longer pursuing a possible sale transaction and in any case, will terminate one year from the date of the agreement.

Other than as reflected above, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships with respect to the securities of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2015

HEARTLAND ADVISORS, INC.

By:  /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Vice President, General Counsel, and Chief Compliance Officer

WILLIAM J. NASGOVITZ

By:  /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Attorney in Fact for William J. Nasgovitz (Pursuant to Power of Attorney Previously Filed)

ANNEX 1
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 North Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
David Ribbens	Director and President
Paul T. Beste	Director, Senior Vice President, Chief Risk Officer, and Secretary
Bradford A. Evans	Director and Senior Vice President
David C. Fondrie	Senior Vice President
Kevin D. Clark	Senior Vice President
Vinita K. Paul	Vice President, General Counsel, Chief Compliance Officer and Asst. Secretary
Nicole J. Best	Senior Vice President, Chief Financial Officer and Chief Administrative Officer
Jeanne Kolimaga	Vice President
Matthew J. Miner	Vice President
Adam J. Peck	Vice President
Michael D. Kops	Vice President
Catherine M. Stephenson	Vice President
Robert C. Sharpe	Vice President
Colin McWey	Vice President
Michael F. Jolin	Vice President

INDEX TO EXHIBITS

Exhibit	Description
1	Joint Filing Agreement (incorporated by reference)
2	Power of Attorney (incorporated by reference)
3	Voting Agreement

Exhibit 1

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of October 30, 2015, is made by and between Publicis Touchpoint Solutions, Inc., a New Jersey corporation (“Buyer”), and Heartland Advisors, Inc., a Wisconsin corporation (the “Stockholder”), a recordholder of PDI, Inc., a Delaware corporation (“Seller”).  Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement (as defined herein).

WHEREAS, as of the date hereof, the Stockholder owns (beneficially or of record) on behalf of the Heartland Value Fund the number of shares of common stock, $0.01 par value per share (“Common Stock”), of Seller set forth opposite the Stockholder’s name on Schedule A (all such shares set forth on Schedule A, together with any shares of Common Stock of Seller that are hereafter issued to or otherwise acquired or owned (beneficially or of record) by the Stockholder on behalf of the Heartland Value Fund prior to the termination of this Agreement being referred to herein as the “Subject Shares”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Seller and Buyer are entering into that certain Asset Purchase Agreement (the “Purchase Agreement”) pursuant to which, among other things, Seller will sell to Buyer, and Buyer will purchase from Seller, all of Seller’s right and title to, and interest in, and/or right to use, certain assets of Seller, and Buyer will assume certain liabilities of Seller, in each case, upon the terms and subject to the conditions set forth in the Purchase Agreement (the “Asset Sale”); and

WHEREAS, as a condition to Buyer entering into the Purchase Agreement and incurring the obligations set forth therein, Buyer has required, as an inducement and in consideration therefor, that the Stockholder (in the Stockholder’s capacity as a recordholder of the Subject Shares) enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY; OTHER COVENANTS

The Stockholder hereby covenants and agrees that during the term of this Agreement:

1.1.

Voting of Subject Shares.  From the date hereof until the termination of this Agreement in accordance with Section 4.2, at every meeting of the holders of Common Stock of Seller (the “Seller Stockholders”), and at every adjournment or postponement thereof, the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote or cause to be voted the Stockholder’s Subject Shares (a) in favor of (i) the authorization of the Asset Sale, (ii) the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the authorization of the Asset Sale on the date on which such meeting is held and (iii) any other matter necessary to consummate the transactions contemplated by the Purchase Agreement that are considered and voted upon by the Seller Stockholders; and (b) against (i) any Alternative Proposal and (ii) any agreement, amendment of any agreement, or any other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone, or discourage the transactions contemplated by the Purchase Agreement, other than those specifically contemplated by this Agreement or the Purchase Agreement. Except as set forth in this Section 1.1, Stockholder shall not be restricted from voting in favor of, voting against, or abstaining from voting on any other matters presented to the stockholders of the Seller, providing doing so does not breach any of Stockholder’s obligations under this Section 1.1.

1.2.

No Inconsistent Arrangements. Except as provided hereunder, the Stockholder shall not, directly or indirectly, (a) create any Lien other than restrictions imposed by Applicable Law or pursuant to this Agreement on any Subject Shares, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of, the Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares, (e) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing its obligations hereunder or (f) negotiate, make an offer or enter into any other agreement, contract, commitment or other arrangement related to the subject matter of this Agreement that is inconsistent with this Agreement.

1.3.

Documentation and Information.  Subject to prior notice of and reasonable opportunity to review by the Stockholder, the Stockholder shall permit and hereby authorizes Seller and Buyer to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Seller or Buyer reasonably determines to be necessary or advisable in connection with the Asset Sale and any transactions contemplated by the Purchase Agreement, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, however, that neither Seller or Buyer shall be obligated to provide the Stockholder with prior notice of or any opportunity to review any documents and schedules filed with the SEC or any press release or other disclosure document to the extent that such document, schedule, press release or other disclosure document does not explicitly identify the Stockholder in its capacity as a party to this Agreement.  Notwithstanding the foregoing, except with respect to any material amendments to the Purchase Agreement (including, but not limited to, any amendment that affects the purchase price for the Asset Sale), Buyer agrees not to provide any material non-public information regarding Seller or Buyer or their respective securities to Stockholder unless such information is simultaneously filed with the SEC or otherwise made publicly available.  The Stockholder agrees to promptly give Buyer or Seller any information they may reasonably require for the preparation of such disclosure documents, and the Stockholder agrees to promptly notify Buyer or Seller of any required corrections with respect to information provided by the Stockholder for use in a disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.  The Stockholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Buyer and Seller, except as may be required by applicable Law (provided that reasonable notice of any such disclosure will be provided to Buyer and Seller) and as set forth in Section 4.12.  Seller is an intended third-party beneficiary of this Section 1.3.

1.4.

Irrevocable Proxy.  The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares.  The Stockholder hereby irrevocably appoints Buyer as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Seller Stockholders and (b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder’s Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Seller Stockholders; provided, however, that the Stockholder’s grant of the proxy contemplated by this Section 1.4 shall be effective if, and only if, the Stockholder has not delivered to the Secretary of Seller, at least two (2) business days prior to the applicable meeting, a duly executed proxy card directing that the Subject Shares be voted in accordance with Section 1.1.  Buyer agrees not to exercise the proxy granted herein, if it becomes effective, for any purpose other than the purposes described in this Agreement and will exercise the proxy in accordance with applicable laws and regulations.  The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable  until the termination of this Agreement pursuant to Section 4.2 and shall not be terminated upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2.  The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Seller.  The Stockholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to Buyer to enter into the Purchase Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1.  The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2.

1.5.

No Solicitation of Transactions.  The Stockholder shall not, directly or indirectly, through any officer, director, agent or otherwise (its “Representatives”), and shall cause its Representatives not to, (a) solicit, initiate or knowingly facilitate or encourage the submission of, any Alternative Proposal or (b) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, an Alternative Proposal.

1.6

No Ownership Interest of Buyer. Nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to any of Stockholder’s Subject Shares, other than the right to vote the Stockholder’s Subject Shares as proxy upon the terms and subject to the conditions of this Agreement. Except as provided in this Agreement, all rights, ownership, and economic benefits of and relating to Stockholder’s Subject Shares shall remain vested and belong to Stockholder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Buyer that:

2.1.

Authorization; Binding Agreement.  The Stockholder is duly organized and validly existing in good standing under the Laws of the jurisdiction in which it is incorporated.  The Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The Stockholder has full power and authority to execute, deliver and perform this Agreement.  This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to bankruptcy, insolvency, moratorium, and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity, whether considered in a proceeding at law or in equity (the “Enforceability Exceptions”).

2.2.

Non-Contravention.  Neither the execution and delivery of this Agreement by the Stockholder nor compliance by the Stockholder with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of the Stockholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority on the part of the Stockholder, except for compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any other United States or federal securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any note, license, agreement, contract, indenture or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of its Subject Shares is bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Stockholder (other than one created by Buyer or otherwise pursuant to this Agreement), or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Stockholder or by which any of its Subject Shares are bound.

2.3.

Ownership of Subject Shares; Total Shares.  The Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Stockholder’s Subject Shares and has good and marketable title to the Subject Shares free and clear of any Lien (including any restriction on the right to vote or otherwise transfer the Subject Shares), except as (a) provided hereunder and (b) pursuant to any applicable restrictions on transfer under the Securities Act of 1933, as amended.  As of the date hereof, the Subject Shares for which Stockholder has the right to vote and dispose of, and accepts the terms of this Agreement on behalf of, are listed on Schedule A.  Except pursuant to this Agreement, and except with respect to the Heartland Value Fund (the beneficial owner of the Subject Shares) and its shareholders, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Stockholder’s Subject Shares.

2.4.

Voting Power.  Except as set forth on Schedule A, the Stockholder has full voting power, with respect to the Stockholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Subject Shares.  None of the Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

2.5.

Reliance.  The Stockholder has had the opportunity to review the Purchase Agreement and this Agreement with counsel of the Stockholder’s own choosing.  The Stockholder understands and acknowledges that Buyer is entering into the Purchase Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.  Buyer agrees to provide Stockholder with any material amendments to the Purchase Agreement, which shall be kept confidential by the Stockholder.

2.6.

Absence of Litigation.  With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

2.7.

Brokers.  No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission from Buyer in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Stockholder that:

3.1.

Organization; Authorization.  Buyer is a corporation duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the State of New Jersey.  The consummation of the transactions contemplated hereby are within Buyer’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Buyer.  Buyer has full power and authority to execute, deliver and perform this Agreement.

3.2.

Binding Agreement.  This Agreement has been duly authorized, executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1.

Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally; (b) on the date of transmission if sent via facsimile transmission, and automatic, electronic confirmation of delivery is received after completion of transmission; (c) on the date after delivery by a reputable nationally recognized overnight courier service or (d) three days after being mailed by registered or certified mail (return receipt requested), if to Buyer, in accordance with the provisions of the Purchase Agreement and if to the Stockholder, to the Stockholder’s address or facsimile number set forth on the signature page hereto (or at such other address or facsimile number for a party as shall be specified by like notice).

4.2.

Termination.  This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) a Change in Recommendation, (b) the termination of the Purchase Agreement in accordance with its terms and (c) the Closing.  Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof, and (y) the provisions of this Article IV shall survive any termination of this Agreement.

4.3.

Amendments and Waivers.  Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.4.

Binding Effect; Benefit; Assignment.  The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except as set forth in Section 1.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns.  Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided, that such transfer or assignment shall not relieve Buyer of any of its obligations hereunder.

4.5.

Governing Law; Venue.  This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.  With respect to any action or claim arising out of or relating to this Agreement, the parties hereto hereby expressly and irrevocably (a) agree and consent to be subject to the exclusive jurisdiction of the United States District Court located in the State of Delaware (and in the absence of Federal jurisdiction, the parties consent to be subject to the exclusive jurisdiction of the state courts located in the State of Delaware), (b) agree not to bring any action related to this Agreement in any other court (except to enforce the judgment of such courts), (c) agree not to object to venue in such courts or to claim that such forum is inconvenient and (d) agree that notice or the service of process in any proceeding shall be properly served or delivered if delivered in the manner contemplated by Section 4.1.  Final judgment by such courts shall be conclusive and may be enforced in any manner permitted by Applicable Law.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT.

4.6.

Counterparts.  The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement.  Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes.  Each party that delivers such a signature page agrees to later deliver an original counterpart to the other party that requests it.

4.7.

Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

4.8.

Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental or Regulatory Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.9.

Specific Performance.  The parties hereto agree that each party would be irreparably damaged if for any reason the other party fails to perform any of its obligations under this Agreement and that a party may not have an adequate remedy at Law for money damages in such event.  Accordingly, each party shall be entitled to seek specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the United States District Court located in the State of Delaware (or in the absence of Federal jurisdiction, any state court located in the State of Delaware), in addition to any other remedy to which it is entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

4.10.

Headings.  The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

4.11.

No Presumption.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

4.12.

Further Assurances.  Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under Applicable Law to perform their respective obligations as expressly set forth under this Agreement.  Buyer acknowledges and agrees that this Agreement and a description of the nature of the Stockholder’s commitments and obligations under this Agreement may be filed with the SEC with an amendment to the Stockholder’s Schedule 13D relating to the Common Stock of Seller.

4.13.

Interpretation.  Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

4.14.

Capacity as Stockholder.  The Stockholder signs this Agreement solely in the Stockholder’s capacity as a recordholder of Seller’s shares, on behalf of its client who is the beneficial owner of Seller’s shares. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict the Stockholder in the exercise of its fiduciary duty as an investment advisor to its clients.

4.15.

No Agreement Until Executed.  Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Purchase Agreement is executed by all parties thereto, and (b) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the date first written above.

PUBLICIS TOUCHPOINT SOLUTIONS, INC.

By: /s/ Nathalie Le Bos

Name: Nathalie Le Bos

Title: Vice President

STOCKHOLDER:

Heartland Advisors, Inc.

By: /s/ Vinita K. Paul

Name:

Vinita K. Paul

Title:

VP, CCO & General Counsel

Address:

789 N. Water St.

Milwaukee, WI 53202

Facsimile No.: (414) - 347 - 1339

Schedule A

Name of Stockholder	No. Shares	Percent of Shares Outstanding[1]	Restrictions on Voting Power
Heartland Advisors, Inc. on behalf of Heartland Group, Inc. fbo Heartland Value Fund	1,490,000	8.91%

1Based on 16,720,037 shares of Common Stock outstanding as of October 7, 2015, as reported in Amendment No. 1 to the Registration Statement on Form S-3 filed by the Seller with the SEC on October 7, 2015.